SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36375A

Deregistration under Section 8(f) of the Investment Company Act of 1940

October 30, 2026

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Correction Address for Polen Credit Opportunities Fund (File No. 811-23860), Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number. Hearing requests should be received by the SEC by 5:30 p.m., Eastern time on November 24, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel at (202) 551-6720 or IMOCC@sec.gov (Division of Investment Management, Chief Counsel's Office), 100 F Street, NE, Washington, DC 20549-8010.

Yieldstreet Alternative Income Fund Inc. [File No. 811-23407]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Opportunistic Credit Interval Fund, and on August 24, 2026, made a final distribution to its shareholders based on net asset value. Expenses of $4,471,258 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on September 21, 2026.

Applicant's Address: 245 Fifth Avenue, Suite 2100, New York, New York 10016.

Pursuit Asset-Based Income Fund [File Number 811-24051]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The Fund intends to rely on section 3(c)(1) of the Investment Company Act of 1940 (the “Act”) and continue operating as a private fund. The Fund currently has less than 100 beneficial owners and is not currently making and does not propose to make a further public offering of its securities.

Filing Date: The application was filed on September 22, 2026.

Applicant's Address: c/o UMB Fund Services, Incorporated, 235 West Galena Street, Milwaukee, Wisconsin 53212.

Pioneer Diversified High Income Fund, Inc. [File No. 811-22014]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 25, 2025, January 30, 2026, and July 21, 2026, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $64,281.78 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 2, 2026.

Applicant's Address: 60 State Street, Boston, Massachusetts 02109.

BlackRock Enhanced Government Fund, Inc. [File No. 811-21793]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Income Trust, Inc., and on March 24, 2025, made a final distribution to its shareholders based on net asset value. Expenses of $246,311 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Date: The application was filed on October 9, 2026.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Multi-Sector Opportunities Trust II [File No. 811-23357]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Strategic Income Opportunities Portfolio, and on November 13, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $291,350 incurred in connection with the reorganization were paid by the applicant and by the applicant's investment adviser, BlackRock Advisors, LLC or its affiliates.

Filing Date: The application was filed on October 9, 2026.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Buttonwood First Access Fund Ltd. [File No. 811-24161]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on September 2, 2026, and amended on October 9, 2026.

Applicant's Address: 1000 RXR Plaza, Uniondale, New York 11556.

Privacore PCAAM Alternative Income Fund [File No. 811-23961]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The Fund intends to rely on section 3(c)(1) of the Investment Company Act of 1940 (the "Act") and, for a brief period, continue operating as a private fund solely as necessary to complete the winding up of its affairs. The Fund currently has 11 beneficial owners (within the meaning of section 3(c)(1)) and is not making and does not propose to make a public offering of its securities.

Filing Date: The application was filed on August 7, 2026.

Applicant's Address: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212.

Polen Credit Opportunities Fund [File Number 811-23860]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment applicant in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on September 18, 2026, and amended on October 9, 2026, and October 23, 2026.

Applicant's Address: 103 Bellevue Parkway, Wilmington, Delaware 19809

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.